Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

March 9, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lisa M. Kohl
Attorney-Advisor

Re:	Ikanos Communications, Inc. Schedule TO-I Filed February 20, 2015 File No. 005-81084

Dear Ms. Kohl:

On behalf of Ikanos Communications, Inc., a Delaware corporation (the “Company”) and as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 2, 2015 in connection with the above-referenced Schedule TO-I (the “Schedule TO”), filed on February 20, 2015, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist the Company in connection with the above referenced filing.

Very truly yours,

/s/ Andrew S. Hughes
Andrew S. Hughes
Vice President, General Counsel & Corporate Secretary
Ikanos Communications, Inc.